

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

May 22, 2007

<u>By U.S. Mail</u>

Robert B. Catell
Chairman and Chief Executive Officer
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

>   **Re: KeySpan Corporation**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed February 22, 2007**
>   **File No. 1-14161**

Dear Mr. Catell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404